Dreyfus Florida Municipal Money Market Fund

ANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Florida Municipal Money Market Fund covers the 12-month period from July 1, 2003, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The U.S. economy increasingly showed signs of sustainable growth during the reporting period. When it became clearer in the spring of 2004 that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, the tax-exempt money markets began to anticipate higher interest rates, and yields began to rise from historical lows. Indeed, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Florida Municipal Money Market Fund perform during the period?

For the 12-month period ended June 30, 2004, the fund produced a yield of 0.49%. Taking into account the effects of compounding, the fund also produced an effective yield of 0.49%.[1]

We attribute the fund's returns to low short-term interest rates throughout the reporting period, which persisted despite mounting signs of stronger economic growth. While the supply of newly-issued Florida securities remained relatively limited, a robust supply of securities on a national level kept tax-exempt yields high relative to comparable-term taxable yields during much of the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests at least 80% of its net assets in municipal obligations that provide income exempt from federal income tax, and which enable the fund's shares to be exempt from the Florida intangible personal property tax. In so doing, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments in which the fund invests. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in Florida's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable the fund to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally

issued with maturities in the one-year range may in turn cause us to lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity in an effort to take advantage of then-current opportunities. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Despite mounting evidence of sustainable economic growth that began to emerge during the summer of 2003, money-market yields remained anchored by the 1% federal funds rate throughout most of the reporting period. During the first half of the reporting period, the Federal Reserve Board (the "Fed") repeatedly affirmed its commitment to an accommodative monetary policy, stating that it could be "patient" before raising rates. Later, when it appeared that long-dormant inflationary pressures might be resurfacing, the Fed commented that any future rate hikes were likely to be "measured." As a result, yields of tax-exempt money market securities remained relatively stable throughout the reporting period.

As the national economy improved, so did the fiscal condition of many states and municipalities, including Florida. Due to its diverse economic base and strong tourist activity, Florida's tax revenues recently have exceeded budgeted forecasts, and it has fared better than many other states. However, Florida continues to face fiscal challenges, including the need to fund infrastructure improvements and recently enacted education mandates.

In this changing market environment, we continued to invest in high-quality money-market securities from Florida issuers. Whenever possible, we have attempted to diversify among municipal notes from various issuers within the state. However, because the supply of newly-issued money-market securities was relatively limited, we pursued this strategy primarily through the secondary market and the use of tax-exempt commercial paper. We attempted to "ladder" the fund's holdings so that

securities mature — and funds can be reinvested — at regular intervals. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates.

We also invested a substantial portion of the fund's assets in variable-rate demand notes on which yields are reset weekly. In addition, we maintained a relatively long weighted average maturity during much of the reporting period to earn incrementally higher yields from longer-dated money-market instruments.

What is the fund's current strategy?

In the wake of reports of a stronger U.S. labor market and higher energy prices in the spring of 2004, the Fed raised short-term interest rates by 25 basis points on June 30, the last day of the reporting period. Investors apparently believe that the Fed's recent move was just the first in a series of rate hikes, as evidenced by an increase in the yield differences among money-market instruments of various maturities. Accordingly, we recently have allowed the fund's weighted average maturity to trend lower, toward the neutral range. This strategy is designed to give us the flexibility we need to capture higher-yielding opportunities as they become available.

July 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower.*

STATEMENT OF INVESTMENTS

June 30, 2004

Tax Exempt Investments−101.8%	Principal Amount ($)	Value ($)
Alachua County School Board, COP, LR		
4%, 7/1/2004 (Insured; AMBAC)	100,000	100,000
Alachua County School District, GO Notes, Refunding		
2%, 7/1/2004 (Insured; FGIC)	3,050,000	3,050,000
Bay County, Hospital Systems Revenue, Refunding		
(Bay Medical Center Project) 8%, 10/1/2004	100,000 [a]	103,697
City of Boca Raton, Water and Sewer Revenue:		
Refunding 2.50%, 10/1/2004	375,000	376,261
Refunding and Improvement 3.70%, 10/1/2004	100,000	100,613
Boca Raton Community Redevelopment Agency		
Tax Increment Revenue, Refunding		
(Mizner Park Project) 4%, 3/1/2005 (Insured; FSA)	160,000	162,960
Brevard County School Board, RAN 2%, 4/29/2005	4,090,000	4,117,072
Broward County:		
IDR, VRDN:		
(GB Instruments Inc. Project)		
1.23% (LOC; Bank of America)	2,240,000 [b]	2,240,000
(Rex Three Inc. Project)		
1.22% (LOC; Wachovia Bank)	2,400,000 [b]	2,400,000
Solid Waste Systems Revenue, Refunding		
1.75%, 7/1/2004	4,095,000	4,095,000
Broward County Airport Exempt Facility, Revenue, VRDN		
(Learjet Inc. Project) 1.20% (LOC; Bank of America)	1,300,000 [b]	1,300,000
Broward County Housing Finance Authority, VRDN:		
MFHR:		
(Golf View Gardens Apartments Project)		
1.18% (LOC; Regions Bank)	8,850,000 [b]	8,850,000
Refunding (Island Club Apartments)		
1.10% (Liquidity Facility; FHLMC)	3,835,000 [b]	3,835,000
SFMR, Merlots Program		
1.17% (Insured: FNMA and GNMA and		
Liquidity Facility; Wachovia Bank)	40,000 [b]	40,000
Broward County School District, GO Notes, Refunding:		
2.75%, 2/15/2005	750,000	756,790
5%, 2/15/2005	1,000,000	1,023,950
City of Cape Coral:		
GO Note, CP 1.40%, 1/13/2005 (LOC; Bank of America)	3,500,000	3,500,000
Water and Sewer Revenue, Refunding		
4.50%, 10/1/2004 (Insured; FSA)	100,000	100,839

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Cape Coral Health Facilities Authority, Health Care Facilities Revenue, Refunding (Gulf Care Inc. Project) 5.40%, 10/1/2004 (Insured; Radian Bank)	160,000	161,511
Capital Projects Finance Authority LR (AAAE Airports Project) 4.25%, 6/1/2005 (Insured; MBIA)	2,275,000	2,333,740
Charlotte County, Utility Revenue, Refunding 5%, 10/1/2004 (Insured; FGIC)	100,000	100,958
Clay County, Utilities Systems Revenue, Refunding 2%, 11/1/2004 (Insured; FSA)	200,000	200,498
Collier County, Capital Improvement Revenue 2.50%, 10/1/2004 (Insured; FGIC)	225,000	225,755
Collier County School Board, COP, LR, Refunding Master Lease Program 3.50%, 2/15/2005 (Insured; FSA)	350,000	353,981
Dade County: GO Notes 6.90%, 7/1/2004 (Insured; AMBAC)	600,000	600,000
Water and Sewer Systems Revenue 4.70%, 10/1/2004 (Insured; FGIC)	200,000	201,770
Dade County School District, GO Notes 5.50% 8/1/2004 (Insured; MBIA)	1,000,000	1,003,787
Dade County Solid Waste Systems Special Obligation Revenue Refunding 5.25%, 10/1/2004 (Insured; AMBAC)	100,000	101,001
County of Escambia, Capital Improvement Revenue 2.75%, 10/1/2004 (Insured; MBIA)	200,000	200,747
Escambia County Housing Finance Authority, SFMR, VRDN Merlots Program 1.17% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3,130,000 [b]	3,130,000
First Governmental Financing Commission, Revenue: 4.20%, 7/1/2004 (Insured; AMBAC)	100,000	100,000
Refunding and Improvement 2%, 7/1/2004 (Insured; AMBAC)	225,000	225,000
FSU Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue, Refunding 2%, 10/1/2004 (Insured; AMBAC)	1,560,000	1,563,879
State of Florida, GO Notes (Department of Transportation Right of Way Project) 2.50%, 7/1/2004	1,655,000	1,655,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida Correctional Privatization Commission		
COP, LR 4.25%, 8/1/2004 (Insured; MBIA)	325,000	325,860
Florida Division of Bond Finance, General Services Revenue		
(Department of Environmental Protection and Preservation):		
5%, 7/1/2004 (Insured; FGIC)	150,000	150,000
5.75%, 7/1/2004 (Insured; FGIC)	135,000	135,000
Refunding 4.50%, 7/1/2004 (Insured; AMBAC)	475,000	475,000
Florida Department of Environmental Protection		
Preservation Revenue 5.25%, 7/1/2004 (Insured; FGIC)	175,000	175,000
Florida Development Finance Corporation, IDR, VRDN:		
(Air Technology)		
1.27% (LOC; Wachovia Bank)	2,000,000 [b]	2,000,000
(Byrd Technologies Inc.)		
1.27% (LOC; Wachovia Bank)	1,510,000 [b]	1,510,000
(Downey Glass Industries)		
1.27% (LOC; Wachovia Bank)	895,000 [b]	895,000
(Energy Planning Associates)		
1.27% (LOC; Wachovia Bank)	1,435,000 [b]	1,435,000
(Florida Steel Project)		
1.27% (LOC; Wachovia Bank)	1,035,000 [b]	1,035,000
(Inco Chemical Supply Co.)		
1.27% (LOC; Wachovia Bank)	1,940,000 [b]	1,940,000
(Increte LLC Project)		
1.27% (LOC; Wachovia Bank)	2,600,000 [b]	2,600,000
(Kelray Real Estate Project)		
1.27% (LOC; Wachovia Bank)	930,000 [b]	930,000
(Retro Elevator Corp. Project)		
1.27% (LOC; Wachovia Bank)	895,000 [b]	895,000
(Sun and Skin Care Resource Project)		
1.27% (LOC; Wachovia Bank)	805,000 [b]	805,000
(Trese Inc. Project)		
1.27% (LOC; Wachovia Bank)	1,260,000 [b]	1,260,000
(University of Southern Florida Foundation)		
1.27% (LOC; SunTrust Bank)	1,080,000 [b]	1,080,000
Florida Education System, Housing Revenue:		
(Florida Atlantic University)		
3%, 7/1/2004 (Insured; FGIC)	510,000	510,000
(Florida State University Facility)		
2%, 5/1/2005 (Insured; FGIC)	200,000	201,370
Florida Housing Finance Agency:		
Housing Revenue, VRDN (Caribbean Key)		
1.10% (Insured; FNMA)	10,300,000 [b]	10,300,000
SFMR, Refunding 6%, 7/1/2004	95,000	95,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida Housing Finance Corporation, MFHR, VRDN:		
(Bridgewater Club)		
1.11% (LOC; SunTrust Bank)	3,000,000 [b]	3,000,000
(Falls of Venice Project)		
1.14% (LOC; FNMA)	8,505,000 [b]	8,505,000
(Stuart Pointe Apartments)		
1.11% (LOC; SunTrust Bank)	4,000,000 [b]	4,000,000
Florida Rural Utility Financing Commission, Revenue:		
(Marianna Project) 2%, 5/1/2005	6,130,000	6,170,501
(Public Projects Construction):		
2%, 7/1/2004	4,025,000	4,025,000
2.50%, 7/1/2005	2,295,000	2,309,706
Florida State Board of Education, Lottery Revenue:		
5%, Series B, 7/1/2004 (Insured; FGIC)	100,000	100,000
5%, Series C, 7/1/2004 (Insured; FGIC)	100,000	100,000
Florida State Board of Education		
Capital Outlay, GO Notes:		
5%, 1/1/2005	1,000,000	1,019,332
5.40%, 1/1/2005	835,000 [a]	861,136
5.50%, 1/1/2005	650,000	664,149
5.90%, 1/1/2005	150,000 [a]	155,039
6%, 1/1/2005	100,000	102,380
5%, 6/1/2005	100,000	103,075
5.30%, 6/1/2005	600,000 [a]	625,989
5.625%, 6/1/2005	150,000 [a]	156,798
Refunding 5%, 6/1/2005	400,000	412,113
Refunding 6%, 6/1/2005	250,000	259,949
City of Fort Lauderdale, Sales Tax Revenue		
4%, 9/1/2004 (Insured; FGIC)	200,000	200,975
City of Gainesville, Utilities System Revenue		
4%, 10/1/2004	1,200,000	1,208,765
Hillsborough County Aviation Authority, Revenue		
VRDN, Merlots Program 1.17%		
(Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,995,000 [b]	1,995,000
Hillsborough County Industrial Development Authority		
IDR, Refunding, VRDN (Leslie Controls Inc.)		
1.18% (LOC; SunTrust Bank)	3,400,000 [b]	3,400,000
Hillsborough County School Board:		
LR, COP, Master Lease Program		
4.25%, 7/1/2004 (Insured; MBIA)	250,000	250,000
Sales Tax Revenue		
2.25%, 10/1/2004 (Insured; AMBAC)	115,000	115,149

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Indian River County School District, GO Notes, Refunding 4%, 4/1/2005 (Insured; FSA)	2,185,000	2,228,802
JEA:		
St. John's River Power Park Systems Revenue Refunding 4%, 10/1/2004	1,735,000	1,747,142
Water and Sewer Systems Revenue 4%, 10/1/2004	1,045,000	1,052,567
City of Jacksonville, VRDN:		
Educational Facilities Revenue (Edward Waters College Project) 1.14% (LOC; Wachovia Bank)	4,400,000 [b]	4,400,000
IDR (University of Florida Health Science Center) 1.09% (Liquidity Facility; Bank of America)	1,600,000 [b]	1,600,000
PCR, Refunding (Power and Light Company Project) 1.14%	900,000 [b]	900,000
Jacksonville Beach, Utilities Revenue, Refunding 2%, 10/1/2004 (Insured; AMBAC)	200,000	200,297
Jacksonville Economic Development Commission:		
Health Care Facilities Revenue:		
1.23%, 12/1/2004 (LOC: Fortis Bank and JP Morgan Chase Bank)	6,900,000	6,900,000
(Shands Medical Center) 2%, 2/1/2005 (Insured; AMBAC)	1,980,000	1,989,775
IDR, VRDN (Load King Manufacturing Co. Inc. Project) 1.25% (LOC; Southtrust Bank)	3,200,000 [b]	3,200,000
Jacksonville Electric Authority, Electric Revenue Refunding (St. John's River) 6%, 10/1/2004	200,000	202,390
Lake County Industrial Development Authority Industrial Revenue, VRDN (U.S. Nutraceuticals LLC Project) 1.25% (LOC; Huntington NB)	1,550,000 [b]	1,550,000
City of Lakeland, Electric and Water Revenue Refunding 6.55%, 10/1/2004 (Insured; FSA)	500,000	506,741
Lee County Housing Finance Authority, VRDN:		
MFHR (Heron Pond Apartments) 1.18% (LOC; Regions Bank)	6,500,000 [b]	6,500,000
SFMR, Merlots Program 1.17% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	5,350,000 [b]	5,350,000
Lee County Industrial Development Authority:		
Utilities Revenue (Bonita Springs Utilities Project) 4.75%, 11/1/2004 (Insured; FSA)	185,000	187,160

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Lee County Industrial Development Authority (continued):		
VRDN:		
Health Care Facilities Revenue		
(Cypress Cove Health Park)		
1.10% (LOC; Keybank)	5,700,000 [b]	5,700,000
IDR (Currier Roof Tile Project)		
1.25% (LOC; Huntington NB)	2,565,000 [b]	2,565,000
Marion County Industrial Development Authority		
IDR, VRDN (Universal Forest Products)		
1.27% (LOC; Wachovia Bank)	2,500,000 [b]	2,500,000
Martin County:		
Improvement Revenue (800 MHZ Radio Systems)		
2.75%, 10/1/2004 (Insured; AMBAC)	1,000,000	1,004,352
PCR, Refunding, VRDN		
(Florida Power and Light Co. Project) 1.13%	3,000,000 [b]	3,000,000
County of Miami-Dade:		
Aviation Revenue, Refunding (Miami International Airport):		
2%, 10/1/2004 (Insured; FGIC)	1,935,000	1,937,961
2%, 10/1/2004 (Insured; MBIA)	100,000	100,200
Special Obligation Revenue, Capital Asset Acquisition		
5%, 4/1/2005 (Insured; AMBAC)	2,940,000	3,024,178
Miami-Dade County Industrial		
Development Authority, VRDN:		
IDR:		
(EEG Properties Inc. Project)		
1.27% (LOC; Wachovia Bank)	830,000 [b]	830,000
(Fine Art Lamps Project)		
1.16% (LOC; SunTrust Bank)	4,200,000 [b]	4,200,000
(Futurama Project) 1.28% (LOC; SouthTrust Bank)	1,240,000 [b]	1,240,000
Industrial Revenue		
(Professional Modification Services Inc.)		
1.14% (LOC; HSBC Bank USA)	14,200,000 [b]	14,200,000
Private School Revenue		
(Gulliver Schools Project)		
1.13% (LOC; Bank of America)	1,150,000 [b]	1,150,000
Miami-Dade County Housing Finance Authority, MFHR		
VRDN 1.22% (Liquidity Facility; Merrill Lynch)	8,285,000 [b]	8,285,000
Miami-Dade County School District, GO Notes		
5.55%, 6/1/2005 (Insured; MBIA)	1,610,000	1,669,476
City of Miami Springs, GO Notes		
4.55%, 2/1/2005 (Insured; MBIA)	100,000	101,949

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of Naples, HR, Refunding (Naples Community Hospital Inc. Project) 4.90%, 10/1/2004 (Insured; MBIA)	200,000	201,804
North Miami, Educational Facilities Revenue VRDN (Miami Country Day School Project) 1.13% (LOC; Bank of America)	350,000 [b]	350,000
Okaloosa County, Water and Sewer Revenue 2%, 7/1/2004 (Insured; FSA)	2,700,000	2,700,000
City of Orange, Utilities System Revenue, Refunding 4.60%, 10/1/2004 (Insured; FGIC)	100,000	100,847
Orange County, Water Utilities System Revenue Refunding 4.10%, 10/1/2004	290,000	292,154
Orange County Housing Finance Authority MFHR, VRDN (Windsor Pines Partners) 1.11% (LOC; Bank of America)	5,495,000 [b]	5,495,000
Orange County School Board, COP, LR, VRDN 1.12% (Insured; AMBAC and Liquidity Facility; BNP Paribas)	3,305,000 [b]	3,305,000
Orange County School District, TAN 2%, 9/16/2004	5,000,000	5,009,691
City of Orlando, Community Redevelopment Agency Tax Increment Revenue, Refunding 2%, 10/1/2004 (Insured; AMBAC)	1,435,000	1,438,231
Orlando Utilities Commission, Water and Electric Revenue, Refunding:		
4%, 10/1/2004	500,000	503,514
5.70%, 10/1/2004	825,000	834,248
Palm Beach County:		
Airport Revenue:		
Refunding 5%, 10/1/2004 (Insured; MBIA)	3,910,000	3,948,057
VRDN:		
(Jet Aviation Project)		
1.19% (LOC; Credit Suisse Group)	3,400,000 [b]	3,400,000
(Galaxy Aviation Project)		
1.16% (LOC; SunTrust Bank)	2,000,000 [b]	2,000,000
GO Notes 7%, 12/1/2004	100,000	102,366
IDR, VRDN:		
(Palm Beach Bedding Co. Project)		
1.17% (LOC; Wachovia Bank)	3,490,000 [b]	3,490,000
Refunding (Eastern Metal Supply)		
1.22% (LOC; Wachovia Bank)	3,155,000 [b]	3,155,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Palm Beach County (continued):		
Student Housing Revenue, Refunding, VRDN		
(Community College Foundation Project)		
1.12% (LOC; Bank of America)	3,000,000 [b]	3,000,000
Water and Sewer Revenue, Refunding		
5%, 4/1/2005	110,000	112,954
Palm Beach County Educational Facilities Authority		
College and University Revenue, VRDN		
(Atlantic College) 1.13% (LOC; Bank of America)	11,800,000 [b]	11,800,000
Palm Beach County Housing Finance Authority, MFHR		
VRDN (Azalea Place Apartments Project)		
1.12% (LOC; SunTrust Bank)	2,470,000 [b]	2,470,000
Palm Beach County School Board, COP, LR		
4%, 8/1/2004 (Insured; FSA)	950,000	952,308
Palm Beach County School District, GO Notes, Refunding		
4%, 8/1/2004 (Insured; FGIC)	800,000	801,929
Palm Beach County Solid Waste Authority, RRR		
Refunding 4.875%, 10/1/2004 (Insured; AMBAC)	475,000	479,315
City of Pembroke Pines, Charter School Revenue		
2.70%, 7/1/2004 (Insured; MBIA)	500,000	500,000
County of Pinellas, Capital Improvement Revenue		
3%, 1/1/2005 (Insured; AMBAC)	100,000	100,926
Pinellas County Housing Finance Authority, MFHR		
VRDN (Alta Largo Apartments Project)		
1.15% (LOC; Amsouth Bank)	7,000,000 [b]	7,000,000
Pinellas County Industrial Development Authority		
IDR, VRDN:		
(Sure-Feed Engineering Project)		
1.20% (LOC; Bank of America)	145,000 [b]	145,000
(Ven Tel Plastics Project)		
1.22% (LOC; Wachovia Bank)	4,155,000 [b]	4,155,000
City of Pinellas Park, Public Improvement Revenue		
Refunding 2%, 10/1/2004 (Insured; AMBAC)	460,000	460,974
Polk County School Board, COP, LR		
Master Lease Program 3%, 1/1/2005 (Insured; FSA)	200,000	201,286
County of Port St. Lucie, Refunding and Improvement:		
Gas Tax Revenue 2%, 9/1/2004 (Insured; FGIC)	730,000	731,039
Utilities Revenue 4.50%, 9/1/2004 (Insured; MBIA)	100,000	100,544

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Port St. Lucie Community Redevelopment Agency Revenue (Redevelopment Trust Fund) 2%, 1/1/2005 (Insured; MBIA)	180,000	180,717
Putnam County Development Authority, PCR, VRDN (National Rural Utilities-Seminole Electric):		
1.28%, Series H-1	400,000 [b]	400,000
1.28%, Series H-2	530,000 [b]	530,000
Riviera Beach, Sales Tax Revenue, Refunding 3%, 10/1/2004 (Insured; MBIA)	170,000	170,747
City of Sanford, Utilities System Revenue, Refunding 2%, 10/1/2004 (Insured; AMBAC)	380,000	380,852
County of Sarasota:		
Second Guaranteed Entitlement Revenue Refunding 3.70%, 10/1/2004 (Insured; FGIC)	100,000	100,571
Utility Systems Revenue 4.875%, 10/1/2004 (Insured; FGIC)	100,000	100,907
Sarasota-Manatee Airport Authority, Airport Revenue Refunding 2%, 8/1/2004 (Insured; MBIA)	325,000	325,253
South Broward Hospital District, Health Care Facilities Revenue, VRDN, Putters Program 1.12% (Insured; MBIA and Liquidity Facility; JP Morgan Chase Bank)	4,000,000 [b]	4,000,000
South Daytona, Utilities System Revenue, Refunding 2% 7/1/2004 (Insured; AMBAC)	410,000	410,000
Southeast Volusia Hospital District, Health Care Facilities Revenue, VRDN (Bert Fish Medical Center) 1.16% (LOC; SouthTrust Bank)	4,800,000 [b]	4,800,000
St. John's County Housing Finance Authority, MFHR VRDN (Ponce Harbor Apartment) 1.12% (LOC; SouthTrust Bank)	6,000,000 [b]	6,000,000
St. John's River Water Management District Land Acquisition Revenue, Refunding 5%, 7/1/2004 (Insured; FSA)	100,000	100,000
St. Lucie County:		
VRDN:		
Health Care Facilities Revenue (Sage Living Center Project) 1.13% (LOC; Regions Bank)	6,000,000 [b]	6,000,000
IDR (A-1 Roof Trusses Co. Project) 1.33% (LOC; SouthTrust Bank)	1,285,000 [b]	1,285,000
SWDR, Refunding 2%, 9/1/2004 (Insured; AMBAC)	770,000	771,072
St. Lucie County School Board, COP, LR 3.50%, 7/1/2004 (Insured; FSA)	200,000	200,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of St. Petersburg, Excise Tax Revenue, Refunding		
4.40%, 10/1/2004 (Insured; FGIC)	4,840,000	4,879,491
St. Petersburg Health Facilities Authority		
Health Care Facilities Revenue:		
(All Children's Hospital)		
3%, 11/15/2004 (Insured; AMBAC)	280,000	281,816
VRDN (American Lung Association) 1.19%		
(LOC; Wachovia Bank)	600,000 [b]	600,000
Sumter County Industrial Development Authority, VRDN:		
IDR (Robbins Manufacturing Company Project)		
1.22% (LOC; Wachovia Bank)	470,000 [b]	470,000
Revenue (Villages Tri-County Medical Center)		
1.18% (LOC; SunTrust Bank)	4,101,000 [b]	4,101,000
Sunshine State Governmental Financing Commission		
Revenue 2%, 10/1/2004	295,000	295,551
City of Tallahassee:		
Energy Systems Revenue:		
4%, 10/1/2004 (Insured; FSA)	200,000	201,402
Refunding 4%, 10/1/2004 (Insured; AMBAC)	140,000	140,981
IDR, VRDN		
(Rose Printing Co. Inc. Project)		
1.27% (LOC; Wachovia Bank)	2,200,000 [b]	2,200,000
City of Tampa:		
Health Care Facilities Revenue		
(Catholic Health East Project)		
5.25%, 11/15/2004 (Insured; MBIA)	1,200,000	1,216,449
Tax Allocation Revenue		
(H. Lee Moffitt Cancer Center)		
4.75%, 3/1/2005 (Insured; AMBAC)	100,000	102,188
Tampa-Hillsborough County Expressway Authority		
Highway Tolls Revenue		
6%, 7/1/2004 (Insured; AMBAC)	645,000	645,000
City of Venice, Health Care Facilities Revenue		
(Venice Hospital Inc. Project) 6%, 12/1/2004	100,000 [a]	103,932
Volusia County School District, GO Notes		
Refunding 5%, 8/1/2004 (Insured; FGIC)	500,000	501,606
Total Investments (cost $317,656,807)	**101.8%**	**317,656,807**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(5,527,735)**
Net Assets	**100.0%**	**312,129,072**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		IDR	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes
		RRR	Resources Recovery Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	62.0
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	23.0
Not Rated [d]		Not Rated [d]		Not Rated [d]	15.0
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[e] *At June 30, 2004, the fund had $82,855,000 (26.5% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects development.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	317,656,807	317,656,807
Interest receivable		1,208,317
Prepaid expenses		14,640
		318,879,764
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		133,613
Cash overdraft due to Custodian		6,525,541
Payable for shares of Beneficial Interest redeemed		17,009
Accrued expenses		74,529
		6,750,692
Net Assets ($)		**312,129,072**
Composition of Net Assets ($):		
Paid-in capital		312,129,973
Accumulated net realized gain (loss) on investments		(901)
Net Assets ($)		**312,129,072**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		312,129,973
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended June 30, 2004

Investment Income ($):	
Interest Income	**3,290,446**
Expenses:	
Management fee–Note 2(a)	1,509,850
Shareholder servicing costs–Note 2(b)	141,582
Professional fees	55,082
Trustees' fees and expenses–Note 2(c)	51,577
Custodian fees	38,983
Registration fees	18,629
Prospectus and shareholders' reports	13,774
Miscellaneous	22,079
Total Expenses	**1,851,556**
Less–reduction in management fee due to undertaking–Note 2(a)	(44,341)
Net Expenses	**1,807,215**
Investment Income–Net	**1,483,231**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(901)**
Net Increase in Net Assets Resulting from Operations	**1,482,330**

See notes to financial statements.

18

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended June 30,	
	2004	2003
Operations ($):		
Investment income–net	1,483,231	2,125,854
Net realized gain (loss) from investments	(901)	449
Net unrealized appreciation (depreciation) of investments	–	(40)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,482,330**	**2,126,263**
Dividends to Shareholders from ($):		
Investment income–net	**(1,483,231)**	**(2,125,854)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	1,121,590,175	890,130,237
Dividends reinvested	1,401,299	1,963,245
Cost of shares redeemed	(1,076,544,025)	(841,744,064)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**46,447,449**	**50,349,418**
Total Increase (Decrease) in Net Assets	**46,446,548**	**50,349,827**
Net Assets ($):		
Beginning of Period	265,682,524	215,332,697
End of Period	**312,129,072**	**265,682,524**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended June 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.005	.008	.015	.033	.031
Distributions:					
Dividends from investment income—net	(.005)	(.008)	(.015)	(.033)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.49	.82	1.46	3.34	3.18
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.60	.60	.59	.60	.60
Ratio of net investment income to average net assets	.49	.80	1.43	3.26	3.15
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.01	.03	.03	.04	.05
Net Assets, end of period ($ x 1,000)	312,129	265,683	215,333	219,044	192,902

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $36,606 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At June 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $901 is available to be applied against future net securities profits, if any, realized subsequent to June 30, 2004. If not applied the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended June 30, 2004 and June 30, 2003, respectively, were all tax exempt income.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken through June 30, 2004, to reduce the management fee paid by the fund, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $44,341 during the period ended June 30, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2004, the fund was charged $91,819 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $23,591 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $129,597, shareholder services plan fees $847 and transfer agency per account fees $4,400, which are offset against an expense reimbursement currently in effect in the amount of $1,231.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Florida Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Florida Municipal Money Market Fund, including the statement of investments, as of June 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Florida Municipal Money Market Fund at June 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
August 2, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended June 30, 2004 as "exempt-interest dividends" (not subject to regular federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

Gordon J. Davis (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

David P. Feldman (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Lynn Martin (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
- SBC Communications, Inc., Director
- Ryder System, Inc., a supply chain and transportation management company, Director
- The Proctor & Gamble Co., a consumer products company, Director
- Constellation Energy Group, Director
- Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

————————

Philip L. Toia (71)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

————————

Sander Vanocur (76)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

————————

Anne Wexler (74)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President - Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ROBERT S. ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

Dreyfus Florida Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0741AR0604